FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the date of November 4, 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Quarterly Report

The registrant’s Third Quarterly Report 2003 filed with the Deutsche Börse (Frankfurt Stock Exchange) on November 4, 2003, with respect to the three months ended September 30, 2003, is attached to this report as Appendix A.

Press Release

The press release dated November 4, 2003, by the registrant, regarding the registrant’s results for the three months ended September 30, 2003, is attached to this report as Appendix B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: November 4, 2003	By:	/s/ Michael W. Nimtsch
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Office

3

APPENDIX A

[IFCO LOGO]

Third Quarterly Report

2003

IFCO SYSTEMS N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2003

IFCO SYSTEMS N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2002	September 30, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,859	$13,603
Receivables, net	91,046	95,226
Inventories	14,794	14,575
Other current assets	13,120	13,881

Total current assets	135,819	137,285
PROPERTY, PLANT AND EQUIPMENT, net	154,176	163,452
GOODWILL	148,330	150,719
OTHER ASSETS, net	7,201	7,701

Total assets	$445,526	$459,157

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,285	$285
Current maturities of capital lease obligations	14,874	7,768
Accounts payable	64,998	68,392
Accrued expenses and other current liabilities	60,357	56,318
Refundable deposits	77,269	86,534

Total current liabilities	222,783	219,297
LONG-TERM DEBT, net of current maturities	90,274	93,811
CAPITAL LEASE OBLIGATIONS, net of current maturities	13,977	13,826
OTHER LIABILITIES	8,389	7,018

Total liabilities	335,423	333,952

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares, €0.01 par value, 100,000,000 shares authorized; 43,483,718 and 44,227,701 issued and outstanding, respectively	4,547	4,631
Additional paid-in capital	511,376	513,452
Accumulated deficit	(406,737)	(398,773)
Accumulated foreign currency translation	917	5,895

Total shareholders’ equity	110,103	125,505

Total liabilities and shareholders’ equity	$445,526	$459,157

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Share and Per Share Data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
REVENUES:
RPC	$38,279	$45,255	$108,259	$131,410
Pallet services	52,263	53,608	162,673	164,869
Pallet pooling	3,383	4,729	12,371	13,614
Related party RPC granulate sales	–	–	2,686	–

Total revenues	93,925	103,592	285,989	309,893
COST OF SALES:
RPC	31,588	34,958	94,621	105,688
Pallet services	44,540	46,765	139,150	143,857
Pallet pooling	2,306	3,857	9,676	11,101
Related party RPC granulate cost of sales	–	–	2,686	–

Total cost of sales	78,434	85,580	246,133	260,646

Gross profit	15,491	18,012	39,856	49,247
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	10,382	9,253	31,812	28,853
FINANCING RELATED RESTRUCTURING COSTS	2,099	–	2,434	363
AMORTIZATION OF OTHER ASSETS	266	245	853	774
OTHER OPERATING INCOME, NET	(2,369)	(74)	(3,566)	(334)

Income from operations	5,113	8,588	8,323	19,591
NET INTEREST COSTS	(6,563)	(3,260)	(23,679)	(10,473)
FACTORING CHARGES	28	(35)	(647)	(112)
FOREIGN CURRENCY INCOME (LOSS)	1,283	(200)	(25,476)	(1,024)
OTHER INCOME (EXPENSE), net	677	(30)	548	(197)
INCOME TAX PROVISION	(124)	(149)	(153)	(180)

Income (loss) from continuing operations before cumulative effect of change in accounting principle	414	4,914	(41,084)	7,605
INCOME FROM DISCONTINUED OPERATIONS	3,138	–	3,138	359
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	–	–	(57,690)	–

Net income (loss)	$3,552	$4,914	$(95,636)	$7,964
BASIC NET INCOME (LOSS) PER SHARE:
Continuing operations, excluding change in accounting principle	$0.09	$0.11	$(9.35)	$0.17
Discontinued operations	0.71	–	0.71	0.01
Cumulative effect of change in accounting principle	–	–	(13.13)	–

Total	$0.80	$0.11	$(21.77)	$0.18
DILUTED NET INCOME (LOSS) PER SHARE:
Continuing operations, excluding change in accounting principle	$0.09	$0.11	$(9.35)	$0.17
Discontinued operations	0.71	–	0.71	0.01
Cumulative effect of change in accounting principle	–	–	(13.13)	–

Total	$0.80	$0.11	$(21.77)	$0.18
SHARES ON WHICH NET INCOME (LOSS) PER SHARE IS CALCULATED:
Basic	4,393,119	44,227,701	4,393,119	44,004,162
Effect of dilutive stock options using the treasury stock method	–	364,385	–	229,415

Diluted	4,393,119	44,592,086	4,393,119	44,233,577

IFCO SYSTEMS N.V.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
Net income (loss):	$3,552	$4,914	$(95,636)	$7,964
Other comprehensive income:
Foreign currency translation adjustment	6,511	852	9,625	4,978

Comprehensive income (loss)	$10,063	$5,766	$(86,011)	$12,942

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(95,636)	$7,964
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense of property, plant and equipment	26,063	21,928
Amortization of other assets	853	774
Cumulative effect of change in accounting principle	57,690	–
Foreign currency losses	25,476	1,024
Income from discontinued operations	(3,138)	(359)
Changes in operating assets and liabilities:
Receivables	27,210	2,889
Inventories	3,473	260
Other current assets	(6,712)	204
Accounts payable and accrued expenses	(38,751)	(9,637)
Other assets and liabilities	7,573	(2,080)

Net cash provided by operating activities	4,101	22,967
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of RPCs	(8,772)	(17,837)
Purchase of other property, plant and equipment	(5,601)	(3,217)
Proceeds from sale of property, plant and equipment	1,238	–
Proceeds from sale of discontinued operations	36,811	–

Net cash provided by (used in) investing activities	23,676	(21,054)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net principal payments on long-term debt	(26,621)	(1,733)
Net decrease in capital lease obligations	(4,762)	(4,804)

Net cash used in financing activities	(31,383)	(6,537)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	732	1,367

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,874)	(3,257)
CASH AND CASH EQUIVALENTS, beginning of period	11,928	16,859

CASH AND CASH EQUIVALENTS, end of period	$9,054	$13,603
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$5,526	$5,188
Cash paid for income taxes	$873	$682

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited)

1. BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

IFCO Systems N.V. (the Company) was incorporated under the laws of the Netherlands in 1999 and operates reusable plastic container (“RPC”) systems in Europe and North America and pallet recycling businesses in North America. RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of 65.1 million owned or leased RPCs. The Company’s pallet services operations in the United States offer a variety of pallet services, including repair, sorting and recycling. The Company also owns and manages a rental pallet pool in Canada.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems N.V. and its European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. These interim statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2002 and the related notes thereto as filed with the Frankfurt Stock Exchange on March 31, 2003 in the Company’s 2002 Annual Report.

The translation of any euro-denominated or other currency amounts into U.S. dollars is based upon the applicable Federal Reserve Bank of New York noon buying rate as of the date indicated. For balance sheet items, the rate as of September 30, 2003 (€1.00 = $1.1650) has been used. For income statement items, a weighted average rate for the period indicated (€1.00 = $0.9856 for the three months ended September 30, 2002, €1.00 = $1.1262 for the three months ended September 30, 2003, €1.00 = $0.9266 for the nine months ended September 30, 2002 and €1.00 = $1.1120 for the nine months ended September 30, 2003) has been used. Otherwise, unless another date is specified, the rate as of October 31, 2003 (€1.00 = $1.1609) has been used in these notes.

Certain reclassifications have been made to the 2002 financial statements included herein to make their presentation consistent with the comparative 2003 financial statements.

Summary of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

On January 1, 2002, the Company adopted SFAS 142, whereby certain intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS 142, goodwill is assessed for impairment by using the fair value based method. The Company determine fair value by utilizing discounted cash flows. Any impairment loss resulting from the adoption of SFAS 142 is treated as a change in accounting principle. The Company completed its SFAS 142 initial goodwill impairment test in 2002 and recorded an impairment loss of approximately $57.7 million, retroactively as of January 1, 2002. Due to a significant downward movement in the German and United States stock markets, as well as uncertainties associated with the Company’s previous financial position, the Company experienced a decline in its market capitalization that negatively impacted the fair value of certain reporting units. The impairment loss has been recorded as a cumulative effect of an accounting change.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the accompanying consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS 148’s amendment for the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. SFAS 148’s amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the accounting and disclosure requirements of FIN 45, which resulted in no material impact on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the “Interpretation”). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Interpretation’s provisions are effective immediately for enterprises with variable interests in variable interest entities created after January 31, 2003 and no later than the end of the first interim or annual reporting period after December 15, 2003 for enterprises with variable interests in variable interest entities created before February 1, 2003. The Company is currently assessing the impact that the Interpretation will have on its consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate SFAS 150 to have a material effect on its financial statements.

Stock Options

The Company has elected to apply the disclosure-only provisions of SFAS 123. In accordance with the provisions of SFAS 123, the Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plan. The following pro forma summary of the Company’s consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS 123 had been applied for the three and nine months ended September 30, 2002 and 2003 (in thousands, except for per share data). Approximately 83% of the pro forma adjustment for the nine months ended September 30, 2003 relates to the calculated fair value of stock options issued prior to December 31, 2001. These stock options have exercise prices ranging from $32.00 to $237.50.

On April 2, 2003, the Company’s Board of Directors approved the issuance of approximately 1.1 million stock options to various members of management other than the Company’s senior management. These options were issued under the Company’s 2000 Stock Option Plan and have an exercise price equal to €1.58, the closing price of the Company’s ordinary shares on the Frankfurt Stock Exchange on that date. Approximately 1.0 million of these stock options had been issued as of September 2003. On June 24, 2003, approximately 0.5 million stock options were issued to the Directors B and Directors C serving on the Company’s Board of Directors. These options were issued under the Company’s 2000 Stock

Option Plan and have an exercise price equal to €2.40, the closing price of the Company’s ordinary shares on the Frankfurt Stock Exchange on that date.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
Net income (loss):	$3,552	$4,914	$(95,636)	$7,964
Pro forma adjustment	(519)	(926)	(1,556)	(2,876)

Pro forma net income (loss)	$3,033	$3,988	$(97,192)	$5,088
Basic net income (loss) per share:
As reported	$0.81	$0.11	$(21.77)	$0.18
Pro forma	$0.69	$0.09	$(22.12)	$0.12
Diluted net income (loss) per share:
As reported	$0.81	$0.11	$(21.77)	$0.18
Pro forma	$0.69	$0.09	$(22.12)	$0.12

2. DEBT

Senior Secured Notes Offering – Subsequent Event

On October 10, 2003, the Company issued 10 3/8% Guaranteed Senior Secured Notes (the “Notes”) in the principal amount of €110.0 million in a private placement. The Notes mature on October 15, 2010 and are senior secured obligations of IFCO Systems N.V. ranking equally with other existing or future senior secured indebtedness in right of payment. Interest at the rate of 10 3/8% per year from the date of issuance is payable semiannually in arrears on each June 30 and December 31, commencing December 31, 2003. No principal payments are due under the Notes until maturity on October 15, 2010. The Notes are secured by a first priority lien on substantially all of the Company’s assets. The Notes are guaranteed by most of the Company’s subsidiaries. All of the subsidiary guarantees of the Notes (other than that of IFCO Systems GmbH, the guarantee of which is unsecured) are secured by substantially all of the assets of such subsidiary guarantors, including pledges of the stock of most of the Company’s.

The gross proceeds from the issuance of the Notes were $128.2 million (based on exchange rates as of September 30, 2003), which were or will be used to retire all outstanding balances under the Company’s Third Amended and Restated Credit Agreement (as further amended, the “Restructured Senior Credit Facility”), of which approximately $89.9 million in principal was outstanding as of September 30, 2003, to refinance certain other indebtedness, to pay related fees and expenses and to provide additional cash for general corporate purposes.

The Company may redeem the Notes on or after October 15, 2006, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest and a redemption premium and certain additional amounts. The redemption price initially is 110.375% of the principal amount of the Notes, and will decline ratably to par on each anniversary of the Notes, such that the redemption premium will be zero on October 15, 2009. On or prior to October 15, 2006, the Company may use the proceeds of specified equity offering and capital contributions to its common equity to redeem up to 35% of the original principal amount of the Notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The indenture governing the Notes allows the Company to issue additional notes in an aggregate principal amount of up to €50 million under the same security package as the Notes, but only to the extent that the Company meets certain interest coverage ratios on a pro forma basis considering the issuance of the additional notes and that no default or event of default will have occurred as a consequence of the additional indebtedness being incurred.

If a change of control of greater than 50% of the Company’s voting stock occurs, each holder of the Notes may individually require the Company to purchase their notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest. A change of control, as defined, does not include a change in ownership if the sale of voting stock to an acquirer is made by holders who received this stock in connection with the conversion of the Senior Subordinated Notes, as described below, provided that during the period from the first public announcement of the change in ownership until 90 days after it is completed there is no downward adjustment in the debt rating of the Notes by either of the principal rating agencies.

The indenture governing the Notes contains a number of covenants that, among other things, limit the Company and its subsidiaries’ ability to incur additional debt, make certain restricted payments, create certain liens, dispose of assets and subsidiary capital stock, enter into sale and leaseback transactions, merge or consolidate, issue guarantees, pay dividends, and otherwise restrict certain corporate activities. The Notes also contain customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of certain representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, material judgments, and a change of control in certain circumstances.

Restructured Senior Credit Facility

Effective December 31, 2002, IFCO Systems, IFCO North America, and its senior lenders entered into the Restructured Senior Credit Facility. There was approximately $89.9 million outstanding under the Restructured Senior Credit Facility as of September 30, 2003.

The Restructured Senior Credit Facility contained significant incentives for the early repayment of related outstanding amounts that varied depending on the date of repayments, including forgiveness of varying amounts of unpaid additional interest and fees. As the Company had determined that all interest that accrued under the Restructured Senior Credit Facility was likely to be paid at maturity, the Company had accrued the applicable additional interest totaling approximately $3.7 million during the nine months ended September 30, 2003. In accordance with an amendment to the Restructured Senior Credit Facility, 50% of all unpaid additional interest amounts plus $500,000 were forgiven upon repayment of all outstanding loans under the Restructured Senior Credit Facility on October 10, 2003. These forgiven amounts will be recorded during the three months ended December 31, 2003. Unamortized deferred finance costs relating to the Restructured Senior Credit Facility will be expensed during the three months ended December 31, 2003.

Subordinated Debt Restructuring

On March 8, 2000, the Company issued 10 5/8% senior subordinated notes (“Senior Subordinated Notes”) in the principal amount of €200.0 million. The Company did not make the interest payment of approximately €10.625 million, or approximately $11.1 million (based on exchange rates at December 31, 2002), due on March 15, 2002, with respect to the Senior Subordinated Notes. The Company took this step in light of the commencement of discussions with its noteholders concerning a consensual reorganization of its balance sheet to reduce its existing debt and interest burdens. The Company also did not make the interest payment of approximately €10.625 million due on September 15, 2002.

In September 2002, the Company signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes, whereby consenting noteholders would exchange their Senior Subordinated Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring.

As part of the restructuring, consenting noteholders also agreed to remove most of the restrictive covenants applicable to any remaining Senior Subordinated Notes. On December 31, 2002, the Company confirmed the effective date of the restructuring of the Senior Subordinated Notes and issued approximately 39.1 million new ordinary shares to the consenting noteholders who had tendered their Senior Subordinated Notes by that date for surrender to us in exchange for the new shares. The remaining consenting noteholders had an additional ten-week period in which to tender their Senior Subordinated Notes for surrender. On March 11, 2003, the Company issued the remaining balance of the new ordinary shares, approximately 0.4 million shares, such that the consenting noteholders who tendered their Senior Subordinated Notes held approximately 90% of the Company’s issued and outstanding ordinary shares immediately following the restructuring. On April 8, 2003, the Company reduced the nominal value of its ordinary shares from €0.10 to €0.01 per share.

With the completion of the restructuring, the Company still has €2.3 million, or approximately $2.7 million (based on exchange rates as of September 30, 2003), in principal amount of the Senior Subordinated Notes outstanding. On March 13, 2003, the Company made a payment of approximately $0.4 million to the trustee of the Senior Subordinated Notes representing all interest due on March 15, 2002, September 15, 2002, and March 15, 2003, together with default interest on the past due interest amounts, with respect to the Senior Subordinated Notes that remain outstanding. This payment brought the Company into compliance with the terms of the Indenture governing the Senior Subordinated Notes, as modified in connection with the restructuring.

As of December 31, 2002, each of the Company’s pre-restructuring shareholders were issued an aggregate of approximately 4.4 million warrants to acquire additional ordinary shares, which together with the ordinary shares owned immediately prior to the completion of the restructuring, may represent up to 35% of the Company’s post-restructuring share capital on a fully-diluted basis (before giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan and to any other dilution as a result of further possible equity issuances). The number of ordinary shares that may be issued upon exercise of each issued warrant is dependent on the Company’s future performance and is based on the equity valuation of the Company on October 31, 2005. The warrants may only be exercised for a period of 30 days following the final determination of the Company’s equity value and have an exercise price equal to the par value of the Company’s ordinary shares.

As part of the restructuring of the Senior Subordinated Notes, the Company also restructured an unsecured seller note which had an outstanding principal balance of $4.8 million as of December 30, 2002. Pursuant to the terms of the settlement agreement, the Company delivered a new subordinated note to the holder in the amount of $0.5 million and paid $0.5 million in cash to the holder on December 31, 2002. The original subordinated note was canceled at that time. The new note bears interest at the rate of 9% per annum. There will be no payments of principal or interest due until the full principal amount and all accrued interest are finally due and payable on October 31, 2005.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 7.9 million RPCs as of September 30, 2003. Upon termination of a lease, the Company generally repurchases the RPCs.

3. DISCONTINUED OPERATIONS

In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations to Industrial Container Services, LLC (“ICS”). The proceeds of the sale paid at the closing were $45.0 million, including $41.5 million in cash and $3.5 million in buyer promissory notes. After funding the cash portion of an escrow required as part of the sale and other settlement and transaction costs of $2.7 million, the Company received net cash proceeds of $36.8 million, which were applied to pay down its senior credit facility. The results of operations for the industrial container services business for the three months ended March 31, 2002 were recorded against the accrual for operating losses.

Pursuant to the Company’s agreement with ICS, the Company retained title to the real property of its Acme Barrel Company subsidiary (“Acme Barrel”) in Chicago, Illinois and continued to provide barrel refurbishing services at the facility on behalf of the buyer of the operations. Operations ceased at that facility in December 2002. One of the Company’s subsidiaries continues to hold title to the Acme Barrel real property, but under the Company’s agreement with ICS, it may under certain circumstances transfer title to that real property to ICS or an affiliate or an assignee of ICS.

During the three months ended March 31, 2003, the Company reduced the accrual for discontinued operating losses by $1.4 million to reflect revisions in estimates related to the accrual for certain liabilities assumed in connection with the sale of the industrial container services operations in February 2002.

In May and June 2003, two lawsuits were filed in Illinois state court in Cook County, naming as defendants the Company and certain of its subsidiaries as well as a number of the customers, ICS and certain affiliates of ICS, based upon alleged discharges of contaminants, toxic substances and chemicals from the Acme Barrel facility on or before mid-2001. The first lawsuit was filed in May 2003 on behalf of approximately 300 plaintiffs, individually and on behalf of a putative class of people alleged to have been exposed to releases from the facility. In addition to claims of bodily injury, the suit includes wrongful death claims. The second lawsuit, filed in June 2003, is a wrongful death action alleging the cause of death as exposure to releases from the facility based on the decedent’s employment in a building across the street from the facility. The plaintiffs in each lawsuit seek unspecified damages. At this early stage, the Company cannot accurately assess the potential merit or consequences of these claims. Although the Company believes claims such as these are typically fact-intensive and can take years to resolve, it can provide no assurance about the timing of any resolution of these claims. Some of the other named defendants are former customers of Acme Barrel, which the Company had agreed to indemnify and hold harmless against certain environmental liabilities, and the Company cannot assess the extent to which any such customers will incur liability or become entitled to indemnification from us. The Company has agreed to assume the defense of ICS, its parent, and certain affiliates, which have been named as defendants, on the basis that the claims could give rise to a claim covered by the indemnity in the agreement for the sale of Acme Barrel. Moreover, the Company cannot predict what actions other defendants might take or whether such actions would be prejudicial to the Company. The Company intends to defend these claims vigorously. However, if these claims are determined adversely to the Company or to parties to whom the

Company owes indemnities, such claims could have a material adverse effect on the Company’s business, liquidity, results of operation and financial condition.

The Company accrued $1.0 million during the three months ended June 30, 2003 for defense of this matter for legal and other costs that may be required in defending these lawsuits. The Company may be exposed to additional costs relating to these lawsuits, which are not currently estimable but which may be material. The Company can provide no assurance concerning the availability or adequacy of any insurance recovery in connection with these lawsuits or related liabilities.

4. NET INCOME (LOSS) PER SHARE

Net income (loss) per share – basic was computed using the weighted average number of shares outstanding for the periods presented. The effect of certain unexercised stock options determined under the treasury method was dilutive and therefore considered in the calculation of fully diluted net income per share for the three and nine months ended September 30, 2003. All unexercised stock options were anti-dilutive during the three and nine months ended September 30, 2002.

5. FOREIGN CURRENCY INCOME (LOSS)

The Company’s foreign currency income (loss) during the three and nine months ended September 30, 2002 is principally the result of changes in the exchange rates between the U.S. dollar and the euro and the related effect on certain of the Company’s intercompany notes. The Company completed a restructuring of its intra-group debt during 2002 and early 2003, which has reduced the impact that foreign currency variances have on its results of operations during 2003.

6. SEGMENT DATA

The Company’s operations are conducted in three reportable operating business segments: RPCs, pallet services, and pallet pooling. The following table presents financial segment information (dollars in thousands) not separately presented in the condensed consolidated statements of operations for the three and nine months ended September 30, 2002 and 2003.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2002	2003
Gross Profit:
—RPCs	$6,691	$10,297	$13,638	$25,722
—Pallet services	7,723	6,843	23,523	21,012
—Pallet pooling	1,077	872	2,695	2,513

	$15,491	$18,012	$39,856	$49,247
Income from operations:
—RPCs	$3,262	$6,977	$2,260	$13,332
—Pallet services	3,703	3,168	10,881	10,771
—Pallet pooling	81	(155)	(653)	(453)
—Corporate expenses	(1,933)	(1,402)	(4,165)	(4,059)

	$5,113	$8,588	$8,323	$19,591

IFCO Systems N.V.

Report of Management

For the Three and Nine Months Ended September 30, 2003

Foreword

In this Report of Management, references to “Company,” “we,” “us,” “our,” and “IFCO” and other similar terms are to IFCO Systems N.V. and its consolidated subsidiaries, except where the context otherwise requires; “€” or “euro” refer to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and “$” or “U.S. dollars” refer to the lawful currency of the United States of America.

Operating Results

The following table (U.S. dollars in thousands) sets forth selected financial data for the three and nine months ended September 30, 2003 compared to comparative data for the three and nine months ended September 30, 2002.

Functional currencies in our non-U.S. markets have been converted to U.S. dollars at the weighted average exchange rate for each period presented (€1.00 = $0.9842 for the three months ended September 30, 2002, €1.00 = $1.1262 for the three months ended September 30, 2003, €1.00 = $0.9266 for the nine months ended September 30, 2002 and €1.00 = $1.1120 for the nine months ended September 30, 2003). The fluctuations in exchange rates over these periods have affected the comparison of the results of operations between periods and are noted in the discussion below.

This Report of Management contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to our future economic performance, plans and objectives for future operations, and projections of revenue and other financial items that are based on our beliefs as well as assumptions made by and information currently available to us. Actual results could differ materially from those currently anticipated as a result of a number of factors, including those listed in “Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and those described in our Report on Form 6-K submitted on September 26, 2003. We undertake no obligation to publicly update or publicly revise any forward looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report of Management.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2002		2003		2002		2003
Revenues:
—RPCs	$38,279	40.8%	$45,255	43.7%	$108,259	37.9%	$131,410	42.4%
—Pallet services	52,263	55.6	53,608	51.7	162,673	56.9	164,869	53.2
—Pallet pooling	3,383	3.6	4,729	4.6	12,371	4.3	13,614	4.4
—Related party RPC granulate sales	–	–	–	–	2,686	0.9	–	–

	93,925	100.0	103,592	100.0	285,989	100.0	309,893	100.0
Cost of sales:
—RPCs	31,588	33.6	34,958	33.8	94,621	33.1	105,688	34.1
—Pallet services	44,540	47.4	46,765	45.1	139,150	48.7	143,857	46.4
—Pallet pooling	2,306	2.5	3,857	3.7	9,676	3.4	11,101	3.6
—Related party RPC granulate cost of sales	–	–	–	–	2,686	0.9	–	–

	78,434	83.5	85,580	82.6	246,133	86.1	260,646	84.1

Total gross profit	15,491	16.5	18,012	17.4	39,856	13.9	49,247	15.9
Selling, general and administrative expenses	10,382	11.1	9,253	8.9	31,812	11.2	28,853	9.3
Financing related restructuring costs	2,099	2.2	–	–	2,434	0.9	363	0.1
Amortization of other assets	266	0.3	245	0.3	853	0.3	774	0.3
Other operating income, net	(2,369)	(2.5)	(74)	(0.1)	(3,566)	(1.2)	(334)	(0.1)

Income from operations	5,113	5.4	8,588	8.3	8,323	2.9	19,591	6.3
Net interest costs	(6,563)	(7.0)	(3,260)	(3.2)	(23,679)	(8.3)	(10,473)	(3.3)
Factoring charges	28	–	(35)	–	(647)	(0.2)	(112)	–
Foreign currency income (loss)	1,283	1.4	(200)	(0.2)	(25,476)	(8.9)	(1,024)	(0.3)
Other income (expense), net	677	0.8	(30)	–	548	0.2	(197)	(0.1)
Income tax provision	(124)	(0.1)	(149)	(0.2)	(153)	(0.1)	(180)	(0.1)
Income (loss) from continuing operations before cumulative effect of changes in accounting principle	414	0.5	4,914	4.7	(41,084)	(14.4)	7,605	2.5
Income from discontinued operations	3,138	3.3	–	–	3,138	1.1	359	0.1

Cumulative effect of change in accounting principle	–	–	–	–	(57,690)	(20.2)	–	–

Net income (loss)	$3,552	3.8	$4,914	4.7%	$(95,636)	(33.4)%	$7,964	2.6%

Revenues

Consolidated revenues increased $9.7 million, or 10.3%, to $103.6 million for the three months ended September 30, 2003 from $93.9 million for the three months ended September 30, 2002. Consolidated revenues increased $23.9 million, or 8.4%, to $309.9 million for the nine months ended September 30, 2003 from $286.0 million for the nine months ended September 30, 2002. Excluding revenues from sales of granulate from reported revenues, consolidated revenues increased $26.6 million, or 9.4%, to $309.9 million for the nine months ended September 30, 2003 from $283.3 million for the nine months ended September 30, 2002. Excluding the effect of changes in our functional currency rates relative to our reporting currency, consolidated revenues excluding sales of granulate increased 4.6% during the three months ended September 30, 2003 from the three months ended September 30, 2002, and increased 2.3% during the nine months ended September 30, 2003 from the nine months ended September 30, 2002.

RPC Operations. RPC revenues increased $7.0 million, or 18.2%, to $45.3 million for the three months ended September 30, 2003 compared to $38.3 million for the three months ended September 30, 2002. RPC revenues increased $20.5 million, or 18.4%, to $131.4 million for the nine months ended September 30, 2003 compared to $110.9 million for the nine months ended September 30, 2002. Revenues for the nine months ended September 30, 2002 include related party granulate sales of $2.7 million. Related party RPC granulate sales was the result of the sales of broken RPCs to Schoeller Wavin Systems AG (“SWS”), our related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process. In connection with the RPC replacement and upgrade program entered into in April 2002, granulate is no longer sold to SWS for a guaranteed repurchase price and, therefore, was no longer included in revenues beginning with the second quarter of 2002. Instead, we now transfer old RPCs to SWS and only pay for production costs and other incidental acquisition costs for the new generation RPCs. Excluding the effect of changes in our functional currency rates relative to our reporting currency, revenues excluding sales of granulate increased 5.3% and 3.7% during the three and nine months ended September 30, 2003, respectively, from the three and nine months ended September 30, 2002. The number of trips in the RPC business segment increased by 6.5% to approximately 183.4 million for the nine months ended September 30, 2003 from 172.2 million trips for the nine months ended September 30, 2002. The increase in revenues and trips during 2003 are the result of continuing strength in trip volume in all European countries, especially within markets of focus such as Italy, Spain and Switzerland. Although the United States RPC market continues to develop, our RPC US trip volume has trailed expectations, due primarily to the decision to move to a new RPC design and upgrade the existing United States RPC pool.

Pallet Services Operations. Pallet services revenues increased $1.3 million, or 2.6%, to $53.6 million for the three months ended September 30, 2003 from $52.3 million for the three months ended September 30, 2002. Pallet services revenues increased $2.2 million, or 1.3%, to $164.9 million for the nine months ended September 30, 2003 from $162.7 million for the nine months ended September 30, 2002. The Pallet Services division has experienced continued development of our national sales program, offset by slightly lower revenues from our custom crating business in the nine months ended September 30, 2003. Our national sales program focuses on the development of accounts with more complex geographic and functional infrastructures, where we believe we can provide a unique offering.

Gross Profit

Consolidated gross profit increased $2.5 million, or 16.3%, to $18.0 million for the three months ended September 30, 2003 compared to $15.5 million for the three months ended September 30, 2002. Consolidated gross profit increased $9.4 million, or 23.6%, to $49.3 million for the nine months ended September 30, 2003 compared to $39.9 million for the nine months ended September 30, 2002. Gross profit as a percentage of revenues increased to 17.4% and 15.9% for the three and nine months ended September 30, 2003, respectively, from 16.5% and 13.9% for the three and nine months ended September 30, 2002, respectively. Excluding the effect of changes in our functional currency rates relative to our reporting currency, consolidated gross margin as a percentage of continuing revenues increased to 17.4% and 15.9% during the three and nine months ended September 30, 2003, respectively, from 16.6% and 13.9% for the three and nine months ended September 30, 2002, respectively.

RPC Operations. Gross profit increased $3.6 million, or 53.9%, to $10.3 million for the three months ended September 30, 2003 compared to $6.7 million for the three months ended September 30, 2002. Excluding cost of sales from sales of granulate, gross profit increased $12.1 million, or 88.6%, to $25.7 million for the nine months ended September 30, 2003 compared to $13.6 million for the nine months ended September 30, 2002. Excluding cost of sales from sales of granulate, gross profit as a percentage of related revenues increased to 22.8% and 19.6% for the three and nine months ended September 30, 2003, respectively, from 17.5% and 12.6% for the three and nine months ended September 30, 2002, respectively. The improvement in gross profit as a percentage of related revenues is a result of higher trip volumes creating increased scale efficiencies, lower depreciation charges and the effect of cost savings initiatives related to washing and logistic expenses and to a lesser extent due to the capitalization of certain transportation costs in the first nine months of 2003 that had previously been expensed.

Pallet Services Operations. Gross profit decreased $0.9 million, or 11.4%, to $6.8 million for the three months ended September 30, 2003 compared to $7.7 million for the three months ended September 30, 2002. Gross profit decreased $2.5 million, or 10.7%, to $21.0 million for the three months ended September 30, 2003 compared to $23.5 million for the three months ended September 30, 2002. Gross profit as a percentage of related revenues decreased to 12.8% and 12.7% for the three and nine months ended September 30, 2003 from 14.8% and 14.5% for the three and nine months ended September 30, 2002. The decrease in gross profit percentage is a result of higher materials and fuel costs in our pallet recycling and custom crating divisions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $1.1 million, or 10.9%, to $9.3 million for the three months ended September 30, 2003 compared to $10.4 million for the three months ended September 30, 2002. Selling, general and administrative expenses decreased $3.0 million, or 9.3%, to $28.9 million for the nine months ended September 30, 2003 compared to $31.8 million for the nine months ended September 30, 2002. Excluding the effect of changes in our functional currency rates relative to our reporting currency, selling, general and administrative expenses decreased 17.4% and 17.2% during the three and nine months ended September 30, 2003, respectively, from the three and nine months ended September 30, 2002. Selling, general and administrative expenses decreased as a percent of related revenues to 8.9% and 9.3% for the three and nine months ended September 30, 2003, respectively, from 11.1% and 11.2% for the three and nine months ended September 30, 2002, respectively. These decreases reflect the effect of lower administrative headcounts, lower bad debt expense, and continuing aggressive management of all administrative expenses.

Other Items

Net Interest Expense. Our interest expense decreased by $3.3 million, or 50.3%, to $3.3 million for the three months ended September 30, 2003 compared to $6.6 million for the three months ended September 30, 2002 and decreased by $13.2 million, or 55.8%, to $10.5 million for the nine months ended September 30, 2003 compared to $23.7 million for the nine months ended September 30, 2002. The majority of this decrease is the result of the retirement of approximately 99% of our Senior Subordinated Notes. See Note 2 to condensed consolidated financial statements.

Foreign Currency Loss. Our foreign currency results were a gain of $1.3 million and a loss of $25.5 million during the three and nine months ended September 30, 2002, respectively compared to losses of $0.2 million and $1.0 million during the three and nine months ended September 30, 2003, respectively. During 2002, this primarily non-cash result was recorded based on the change in the exchange rates between the U.S. dollar and the euro and the related effect on certain of our intercompany notes. We completed a restructuring of our intra-group debt during 2002 and early 2003, which has eliminated much of the impact that foreign currency variances have on our results of operations during 2003.

Income from Discontinued Operations. During the three months ended September 30, 2002, we reduced the accrual for operating losses by $3.1 million. During the three months ended March 31, 2003, we reduced the accrual for operating losses by $1.4 million to reflect revisions in estimates related to our accrual for certain liabilities assumed in connection with the sale of the industrial container services operations in February 2002.

In May and June 2003, two lawsuits were filed in Illinois state court in Cook County, naming as defendants us and certain of our subsidiaries as well as a number of the customers, Industrial Container Services LLC (the buyer of substantially all of the assets of our industrial container services operations, “ICS”) and certain affiliates of ICS based upon alleged discharges of contaminants, toxic substances and chemicals from our facility owned by our Acme Barrel Company subsidiary (“Acme Barrel”) on or before mid-2001. The first lawsuit was filed in May 2003 on behalf of approximately 300 plaintiffs, individually and on behalf of a putative class of people alleged to have been exposed to releases from the facility. In addition to claims of bodily injury, the suit includes wrongful death claims. The second lawsuit, filed in June 2003, is a wrongful death action alleging the cause of death as exposure to releases from the facility based on the decedent’s employment in a building across the street from the facility. The plaintiffs in each lawsuit seek unspecified damages. At this early stage, we cannot accurately assess the potential merit or consequences of these claims. Although we believe claims such as these are typically fact-intensive and can take years to resolve, we can provide no assurance about the timing of any resolution of these claims. Some of the other named defendants are former customers of Acme Barrel, which we had agreed to indemnify and hold harmless against certain environmental liabilities, and we cannot assess the extent to which any such customers will incur liability or become entitled to indemnification from us. We have agreed to assume the defense of ICS, its parent, and certain affiliates, which have been named as defendants, on the basis that the claims could give rise to a claim covered by the indemnity in the agreement for the sale of Acme Barrel. Moreover, we cannot predict what actions other defendants might make or whether such actions would be prejudicial to us. We intend to defend these claims vigorously. However, if these claims are determined adversely to us or to parties to whom we owe indemnities, such claims could have a material adverse effect on our business, liquidity, results of operation and financial condition.

We have accrued $1.0 million during the three months ended June 30, 2003 for defense of this matter for legal and other costs that may be required in defending these lawsuits. We may be exposed to additional costs relating to these lawsuits, which are not currently estimable but which may be material. We can provide no assurance concerning the availability or adequacy of any insurance recovery in connection with these lawsuits or related liabilities.

Net Income (Loss)

As a result of the foregoing, our net result improved from income of $3.6 million for the three months ended September 30, 2002 and a loss of $95.6 million for the nine months ended September 30, 2002, to income of $4.9 million and $8.0 million for the three and nine months ended September 30, 2003, respectively.

Impact of Inflation

The results of our operations for the periods discussed have not been materially affected by inflation.

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country.

Operating activities provided $23.0 million in cash for the nine months ended September 30, 2003 compared to $4.1 million for the nine months ended September 30, 2002 Our net operating assets and liabilities used a total of approximately $8.4 million in cash during the nine months ended September 30, 2003, principally as a result of a reduction in levels of current operating liabilities, primarily resulting from the funding of certain costs related to our 2002 debt restructuring in early 2003. Included in other current assets in the accompanying condensed consolidated balance sheet as of September 30, 2003 is approximately $3.9 million in cash and cash equivalents relates to prepaid funding of anticipated future workers compensation liabilities.

Net cash used by investing activities was $21.1 million for the nine months ended September 30, 2003, compared to a source of cash of $23.7 million for the nine months ended September 30, 2002. The principal source of cash provided by investing activities during the nine months ended September 30, 2002 was the net proceeds from the sale of the industrial container services operations in February 2002. Our capital expenditures increased by 46.5% to $21.1 million for the nine months ended September 30, 2003 from $14.4 million for the nine months ended September 30, 2002, as a result of the accelerating rollout of the RPC upgrade program in Europe.

Net cash used in financing activities decreased to $6.6 million for the nine months ended September 30, 2003 from $31.4 million for the nine months ended September 30, 2002. We used a significant portion of the proceeds from the sale of the industrial container operations division to reduce its liabilities under its senior credit facility during the three months ended September 30, 2002. We have reduced our total debt levels, including capital lease obligations, by approximately $8.7 million during the nine months ended September 30, 2003, to $115.7 million. See Notes 2 and 3 to condensed consolidated financial statements.

As a result of the foregoing, cash and cash equivalents decreased $3.3 million to $13.6 million at September 30, 2003, from $16.9 million at December 31, 2002.

Liquidity

On October 10, 2003, we issued 10 3/8% Guaranteed Senior Secured Notes (the “Notes”) in a principal amount of €110.0 million in a private placement. The proceeds of the Notes were used to retire all outstanding balances under our Third Amended and Restated Credit Agreement, to pay related fees and expenses and to provide additional cash for general corporate purposes. Interest for the Notes will be paid semi-annually on each June 30 and December 31, commencing December 31, 2003. No principal payments are due under the Notes until maturity on October 15, 2010. As of October 31, 2003, our unrestricted cash and cash equivalents and restricted cash used to secure our existing letters of credit were approximately $40.3 million. We believe that these sources are sufficient to finance our capital and operational requirements.

If a change of control of greater than 50% of our voting stock occurs, each holder of the Notes may individually require us to purchase their notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest. A change of control, as defined, does not include a change in ownership if the sale of voting stock to an acquirer is made by holders who received this stock in connection with the conversion of the Senior Subordinated Notes, provided that during the period from the first public announcement of the change in ownership until 90 days after it is completed there is no downward adjustment in the debt rating of the Notes by either of the principal rating agencies.

Financial Risk

The functional currency of our European operations and IFCO Systems N.V., our parent company, is the euro. Our reporting currency is the U.S. dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the U.S. dollar.

To the extent that, in the future, we purchase new RPCs from new, virgin material, instead of recycled RPCs, we are subject to market risk with respect to commodities since plastic granulate is a significant component of cost of goods sold for our RPCs. When virgin materials are used, any increase in the cost of plastic granulate will increase cost of goods sold resulting in decreased profitability unless there is a corresponding increase in the prices we charge our customers.

Employees

We employed 3,025 people as of September 30, 2003, compared to 3,132 as of September 30, 2002.

Directors and Senior Management

Our directors and senior management are as follows:

Name	Position
Christoph Schoeller	Chairman and Director B

Karl Pohler	Chief Executive Officer and Director A

Jeremy Brade	Director C

Antonius C.M. Heijmen	Director C

Sam W. Humphreys	Director B

Richard J. Moon	Director C

Eckhard Pfeiffer	Director B

Michael W. Nimtsch	Senior Executive Vice President and Chief Financial Officer

Wolfgang Orgeldinger	Chief Operating Officer

David Russell	President, IFCO North America

SIGNATURE

The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November         , 2003.

IFCO SYSTEMS N.V.

By:	/s/ Michael W. Nimtsch
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX B

[IFCO SYSTEMS LOGO]

Press release

FOR IMMEDIATE RELEASE

Date: November 4, 2003

Frankfurt:(IFE1)

IFCO Systems N.V. Announces Third Quarter and YTD 2003 Results

Fifth consecutive quarter of year-over-year profitability growth

•	Continuing revenues grew by 4.6% to $103.6 million during Q3 and 2.3% to $309.9 million YTD.
•	Adjusted EBITDA grew by 8.6% to $15.1 million during Q3 and 16.0% to $42.5 million YTD.
•	Adjusted EBIT increased by 46.5% to $8.6 million during Q3 and 134.6% to $19.8 million YTD.
•	YTD 2003 US GAAP net result of $8.0 million, or $0.18 earnings per share.
•	YTD 2003 US GAAP operating cash flows grew by $18.9 million over YTD 2002 to $23.0 million.

Note: Significant exchange rate volatility has existed since Q1 2002 between the Euro, the U.S. dollar, and the Canadian dollar, which are our primary functional currencies. Accordingly, unless otherwise indicated, any references to Q3 2002 or YTD 2002 figures have been translated to U.S. dollars using applicable 2003 currency exchange rates. See financial summary tables below for translation of our revenues and Adjusted EBITDA from Q3 2002 and YTD 2002 using the Q3 2003 and YTD 2003 weighted average translation rates as applicable. Relative comparisons described herein compare current year results to the similar prior year periods unless otherwise mentioned. Following a new RPC supply agreement (effective April 2002), granulate sales, which were $2.7 million during Q1 2002, are now excluded from our revenues.

Group Revenues and Adjusted EBITDA: Continuing revenues, which exclude granulate sales, grew 4.6% to $103.6 million in Q3 2003 and 2.3% to $309.9 million YTD 2003.

Total Adjusted EBITDA (see definition and reconciliation to reported U.S. GAAP results below), increased by 8.6% to $15.1 million in Q3 2003 and by 16.0% to $42.5 million YTD 2003. The margin as a percentage of continuing revenues increased by 1.6 percentage points to 13.7% for YTD 2003.

RPC revenues increased 5.3% to $45.3 million in Q3 2003 and 3.7% to $131.4 million YTD 2003. The RPC business segment made approximately 62.3 million trips during Q3 2003, an increase of 6.8%. YTD 2003 trips increased 6.5% to 183.4 million. The increase in revenues and trips during 2003 are the result of continuing strength in trip volume in all European countries. Although the US RPC market continues to grow, our US trip volume has trailed market development, primarily due to our decision to upgrade the existing US pool and move to a new RPC design, which is in compliance with the new US RPC standard (FBA standard).

Adjusted EBITDA increased by 25.3% to $12.5 million in Q3 2003 and by 26.5% to $32.9 million YTD 2003. The related margin as a percentage of revenues grew by 4.5 percentage points to 25.0% for YTD 2003. The margin improvements were entirely generated by our European operations, driven by strong trip volume related economies of scale, lower washing and logistic costs and continued aggressive management of SG&A costs.

APPENDIX B

[IFCO SYSTEMS LOGO]

Press release

As a result of the ongoing RPC replacement and upgrade program, our global RPC pool level at September 30, 2003 decreased slightly to 65.2 million RPCs from 65.9 million RPCs at June 30, 2003. The annualized turn rate of the global RPC pool increased to 3.8 turns in Q3 2003 from 3.4 turns in Q3 2002.

Pallet Services revenues increased by 2.6% to $53.6 million in Q3 2003 and 1.3% to $164.9 million YTD 2003. Our pallet recycling division has experienced revenue growth in line with market development, while revenues from our custom crating business have declined slightly. In line with our strategy, the share of national sales within our pallet recycling division continues to grow. Our national sales program focuses on the development of accounts with more complex geographic and functional infrastructures, where we believe we can provide a unique offering.

Adjusted EBITDA decreased by 21.1% to $3.7 million in Q3 2003 and by 8.1% to $12.6 million YTD 2003. The related margin as a percentage of revenues declined to 7.6% YTD 2003. These decreases are a result of stronger competition in specific regional markets, increased raw material costs, especially in our custom crating business, and increased energy costs.

Gross Profit as a percentage of related revenues increased to 17.4% in Q3 2003 from 16.5% in Q3 2002. YTD 2003 gross profit as a percentage of related revenues increased to 15.9% from 14.1% in 2002.

Selling, general and administrative costs declined to $9.3 million, or 8.9% of revenues in Q3 2003, compared to $11.2 million, or 11.3% of revenues, in Q3 2002. YTD 2003 costs declined to $28.9 million, or 9.3% of revenues, compared to $34.9 million, or 11.5% of revenues, for YTD 2002. These decreases reflect continuing aggressive management of all expense categories.

Headcount: We employed 3,025 personnel in our continuing operations at September 30, 2003, as compared to 3,132 personnel at September 30, 2002.

Liquidity and Cash Flows: Our cash and cash equivalents decreased to $13.6 million as of September 30, 2003, from $16.9 million as of December 31, 2002. However, we reduced total debt levels, including capital lease obligations, by approximately $8.7 million during the nine months ended September 30, 2003, to $115.7 million. As of October 31, 2003, our unrestricted cash and cash equivalents and restricted cash used to secure our existing letters of credit were approximately $40.3 million.

Effective October 10, 2003, we announced the successful placement of a €110 million bond, with a coupon rate of 10.375%. The proceeds of the bond were used to refinance our senior credit facility, to pay related fees and expenses and to provide additional cash resources. Interest for the bond will be paid semi-annually on each June 30 and December 31, commencing December 31, 2003. No principal payments are due under this bond until it matures on October 15, 2010.

Operating activities provided $23.0 million in cash during the first nine months of 2003 compared to $4.1 million during the comparable period in 2002, an improvement of $18.9 million. While operating cash flows before changes in operating assets and liabilities were $31.3 million during 2003, working capital used a total of approximately $8.3 million in cash during the nine months ended September 30, 2003. This increase in net operating assets and liabilities for the first nine months of 2003 is principally the result of a reduction in levels of current operating liabilities, primarily resulting from the funding of certain costs related to our 2002 debt restructuring in early 2003.

APPENDIX B

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Press release

Net cash used by investing activities was $21.1 million for the first nine months of 2003 compared to $23.7 million provided during the comparable period in 2002. This variance was primarily the result of the receipt of $36.8 million in cash from the sale of a discontinued business segment in Q1 2002. Capital expenditures increased 46.5% in 2003 to $21.1 million, compared to $14.4 million in 2002. This increase in capital expenditures is due to the accelerating rollout of our upgrade program in Europe and is in line with management expectations.

Net cash used in financing activities was $6.5 million during the first nine months of 2003 compared to $31.4 million used in financing activities during the comparable period in 2002. This variance was primarily the result of the paydown of approximately $36.8 million in debt in Q1 02 following the receipt of cash from the sale of a discontinued business segment, offset by significant borrowings earlier in Q1 2002.

Karl Pohler, IFCO Systems’ CEO, said: “We are very proud with the continuing year-over-year improvements in our profitability and operating cash flows during 2003 and are confident that these trends will continue during the last quarter of 2003. The recent bond placement and refinancing of our debt was another milestone in the successful development of our company, which will enable us to continue to expand our businesses and increase profitability.”

The Third Quarterly Report 2003 will be filed with the Deutsche Börse AG and the SEC on or about November 4, 2003, and will be available on our homepage www.ifco.de or www.ifcosystems.com.

APPENDIX B

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Press release

Financial Summary Tables (USD in thousands):

	Q3 2002	Q3 2003	% Var	YTD 2002	YTD 2003	% Var
Statement of Operations Summary – US GAAP:
Revenues	93,925	103,592		285,989	309,893
Cost of sales	78,434	85,580		246,133	260,646

Gross margin	15,491	18,012		39,856	49,247
Selling, general and administrative expenses	10,382	9,253		31,812	28,853
Amortization of other assets	266	245		853	774
Other items	(270)	(74)		(1,132)	29

Operating income	5,113	8,588		8,323	19,591
Net interest costs	(6,563)	(3,260)		(23,679)	(10,473)
Foreign currency loss and other items	1,864	(414)		(25,728)	(1,513)

Net income (loss) from continuing operations	414	4,914		(41,084)	7,605
Income from discontinued operations	3,138	—		3,138	359
Cumulative effect of change in accounting principle	—	—		(57,690)	—

Net income (loss)	3,552	4,914		(95,636)	7,964

GAAP Segment Revenue:
RPC	38,279	45,255	18.2%	108,259	131,410	21.4%
Pallet services	52,263	53,608	2.6	162,673	164,869	1.3
Pallet pooling services	3,383	4,729	39.8	12,371	13,614	10.0

Total revenue excluding granulate sales	93,925	103,592	10.3	283,303	309,893	9.4
RPC granulate sales	—	—	—	2,686	—	NA

Total revenue including granulate sales	93,925	103,592	10.3	285,989	309,893	8.4

Currency Adjusted Segment Revenue:

RPC	42,979	45,255	5.3%	126,735	131,410	3.7%
Pallet services	52,263	53,608	2.6	162,673	164,869	1.3
Pallet pooling services	3,818	4,729	23.9	13,573	13,614	0.3

Total revenue excluding granulate sales	99,060	103,592	4.6	302,981	309,893	2.3
RPC granulate sales	—	—	—	3,287	—	—

Total revenue including granulate sales	99,060	103,592	4.6	306,268	309,893	1.2

Adjusted EBITDA by Segment, without Currency Adjustment (1):
RPC, excluding granulate sales	8,871	12,471	40.6%	22,186	32,894	48.3%
Pallet services	4,746	3,744	(21.1)	13,665	12,554	(8.1)
Pallet pooling services	216	172	(20.4)	193	273	41.5

Operational total	13,833	16,387	18.5	36,044	45,721	26.8
Corporate overhead	(887)	(1,266)	42.7	(2,753)	(3,262)	18.5

Adjusted EBITDA	12,946	15,121	16.8	33,291	42,459	27.5
RPC granulate sales	—	—	—	2,686	—	—

Adjusted EBITDA including granulate sales	12,946	15,121	16.8	35,977	42,459	18.0

(1)    Adjusted EBITDA is calculated by the Company as earnings before net interest costs, taxes, depreciation, amortization, plus other charges or credits which the Company believes are nonrecurring in nature. See reconciliation of net result to Adjusted EBITDA below.

Adjusted EBITDA by Segment, with Currency Adjustment:
RPC, excluding granulate sales	9,951	12,471	25.3%	26,002	32,894	26.5%
Pallet services	4,746	3,744	(21.1)	13,655	12,554	(8.1)
Pallet pooling services	245	172	(29.8)	255	273	7.1

Operational total	14,942	16,387	9.7	39,922	45,721	14.5
Corporate overhead	(1,015)	(1,266)	24.7	(3,311)	(3,262)	(1.5)

Adjusted EBITDA	13,927	15,121	8.6	36,611	42,459	16.0
RPC granulate sales	—	—	—	3,287	—	NA

Adjusted EBITDA including granulate sales	13,927	15,121	8.6	39,898	42,459	6.4

APPENDIX B

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Press release

	Q3 2002	Q3 2003	% Var	YTD 2002	YTD 2003	% Var
Consolidated Cash Flows:
Operating activities	(2,655)	9,153		4,101	22,967
Capital expenditures	(4,985)	(7,999)		(14,373)	(21,054)
Other investing activities	(1,136)	—		38,049	—
Financing activities	(1,922)	1,292		(31,383)	(6,537)
Exchange rate impact on cash	581	241		732	1,367

Change in cash	(10,117)	2,687		(2,874)	(3,257)

Reconciliation of U.S. GAAP Net Income (loss) to Adjusted EBITDA:
Net result	3,552	4,914		(95,636)	7,964
Net interest costs	6,563	3,260		23,679	10,473
Income tax provision	124	149		153	180
Depreciation from continuing operations	6,997	6,318		26,025	21,928
Operational and financing related restructuring costs	1,043	—		1,378	363
Amortization of other assets	266	245		853	774
Factoring charges	(28)	35		647	112
Foreign currency (gains) losses	(1,283)	200		25,476	1,024
(Income) loss from discontinued operations	(3,138)	—		(3,138)	(359)
Non-recurring items	(1,150)	—		(1,150)	—
Cumulative effect of change in accounting principle	—	—		57,690	—

Adjusted EBITDA including granulate sales	12,946	15,121		35,927	42,459
Granulate sales	—	—		2,686	—

Adjusted EBITDA	12,946	15,121		33,291	42,459
Reconciliation of Adjusted EBITDA to Adjusted EBIT, without Currency Adjustment:

Adjusted EBITDA including granulate sales	12,946	15,121		35,977	42,459

Amortization of other assets	266	245		853	774
Depreciation from continuing operations	6,997	6,318		26,025	21,928

Adjusted EBIT	5,683	8,558		9,099	19,757

Certain information in these tables are excerpted from the consolidated financial statements as prepared for the Company’s Quarterly Report for Q3 2003

For further information please contact:

Investor Relations

IFCO Systems N.V.

Zugspitzstrasse 7

82049 Pullach—Germany

+49 89 744 91 223

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations, such as: (1) our ability to compete successfully in highly competitive industries; (2) our substantial leverage and our ability to meet our debt service obligations; (3) our dependence on our sole suppliers for the RPC business, Schoeller Wavin Systems AG and Schoeller Wavin Systems, Inc., and a small number of relatively large retailers; (4) our ability to maximize operating and organizational efficiencies; (5) our ability to respond to volatility in other factors affecting our profitability; (6) our ability to successfully and efficiently manage litigation; (7) our ability to comply with existing or newly implemented environmental regimes; (8) our limited capital resources and our historical financial difficulties; (9) concentrated ownership; (10) weather conditions and seasonality; (11) availability and cost of RPCs; (12) changes in national or international politics and economics; (13) currency exchange

APPENDIX B

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Press release

rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations